EXHIBIT 99.1
                                                                    ------------
FOR IMMEDIATE RELEASE


                                           Contact: Becky Haight
                                                    Investor Relations
                                                    Pathnet
                                                    (877) 227-5600
                                                    investor@pathnet.net

                                                    Patti Kelly
                                                    Media Relations
                                                    Pathnet
                                                    (703) 390-2868
                                                    pkelly@pathnet.net

                      PATHNET REPORTS THIRD QUARTER RESULTS

RESTON, VA (NOV. 14, 2000) -- Pathnet Telecommunications, Inc. (Pathnet), the industry's first wholesale, convergent telecommunications service provider combining competitive local access services and long-haul transport in underserved markets, today announced its financial and operating results for the quarter ended Sept. 30, 2000.

Third quarter revenue increased to $17.8 million as compared to revenue of $0.6 million in the third quarter of 1999. On a sequential basis, revenue increased 40 percent from $12.6 million in the prior quarter. As expected, construction revenue for the quarter accounted for approximately 92 percent of total revenue, with service revenue comprising the balance. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter was a loss of $10.4 million versus a loss of $6.9 million in the year-ago quarter.

Customer demand for Pathnet's single integrated platform of VPOP Plus Services--including Internet dial access, xDSL and Private Line connection services--continues to increase. The company's sales backlog increased $35 million and now stands at $234 million, comprised of $195 million in telecom services and $39 million in construction and infrastructure services.

"Pathnet is executing nicely on its plan of becoming the first convergent communications services provider focused on underserved markets," said Richard Jalkut, president and chief executive officer. "Customer demand for our unique VPOP services family has been outstanding as evidenced by our growing sales backlog. Customers are looking for

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


              Pathnet Earnings - 2

capital efficient, low-cost service that is available in multiple markets--which Pathnet provides. We've also continued to bolster our financial position by securing $260 million in credit facilities with various vendors."

During the third quarter, Pathnet successfully secured a total of $260 million in credit facilities from two vendors and closed a $25 million second tranche of equity from Colonial Pipeline Co. The company's $210 million credit facility from Nortel Networks has a term of six years and will support the expansion of Pathnet's continued fiber optic build-out through the financing of goods and services purchased from Nortel. The second vendor's $50 million credit facility will help Pathnet finance purchases including softswitches, gateways and optical muxes, which will support Pathnet's offering of unique VPOP Plus Services.

Pathnet completed 300 additional route miles of network and 20 additional collocations during the quarter, bringing its total network to 7,700 route miles and 106 collocations in 73 cities. The company continues to target 150 collocations in 80 cities by the end of the year. Pathnet increased its gross property and equipment by $51 million in the quarter, bringing total property and equipment acquired to $272 million at quarter-end.


THIRD QUARTER HIGHLIGHTS AND RECENT DEVELOPMENTS

     o    Secured $210 million credit facility from Nortel Networks

     o    Secured a $50 million credit facility from a second vendor

     o Closed $25 million second tranche of equity from first quarter's strategic investment transaction

     o    Increased sales backlog to $234 million from $200 million

     o Lit Omaha-to-Denver route to complete lighting on Chicago-to-Denver route

     o    Completed 20 collocations, bringing cumulative total to 106

     o Achieved CLEC approval in 10 new states, for a year-to-date total of 35 CLEC approvals

Pathnet will be discussing its third quarter results this morning at 11:00 a.m. EST. Interested parties may listen to the call by dialing (719) 457-2633. A telephone replay will be available approximately two hours after the conclusion of the call for approximately one week. The replay call-in number is (719) 457-0820; both the call and the replay can be accessed using the passcode 652085.

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              Pathnet Earnings - 3

Pathnet is a wholesale telecommunications service provider that delivers broadband access and transport solutions to underserved markets nationwide over a wholly convergent network. Pathnet provides service to classic telecommunications carriers, as well as to emerging carriers such as Internet service providers and competitive local exchange carriers, giving them the ability to improve their profitability in today's environment via capital-free, low-risk market expansion. Pathnet currently has 7,700 route miles of completed network and 1,900 additional route miles of network under construction or swap commitment. Additional information about Pathnet can be found on the company's web site at: WWW.PATHNET.NET.

THE STATEMENTS MADE BY PATHNET IN THIS PRESS RELEASE MAY BE FORWARD-LOOKING IN NATURE. NO ASSURANCE CAN BE GIVEN THAT FUTURE RESULTS WILL BE ACHIEVED; ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED IN FORWARD-LOOKING STATEMENTS. PATHNET BELIEVES THAT ITS PRIMARY RISK FACTORS INCLUDE, BUT ARE NOT LIMITED TO: SIGNING ADDITIONAL AGREEMENTS WITH PRIVATE NETWORK OPERATORS AND OTHERS; OFFERING SERVICES TO TELECOMMUNICATION SERVICE PROVIDERS; ENTERING INTO PARTNERING ARRANGEMENTS; BUILDING A DIGITAL NETWORK; MEETING MARKET DEMAND AND CUSTOMER SERVICE EXPECTATIONS; AND OBTAINING ADDITIONAL FINANCING. ADDITIONAL INFORMATION CONCERNING THESE AND OTHER POTENTIALLY IMPORTANT FACTORS CAN BE FOUND WITHIN PATHNET'S REGISTRATION STATEMENT AND PERIODIC REPORTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION UNDER THE FEDERAL SECURITIES LAWS. STATEMENTS IN THIS RELEASE SHOULD BE EVALUATED IN LIGHT OF THESE IMPORTANT FACTORS.

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



                        PATHNET TELECOMMUNICATIONS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)


                                                FOR THE THREE MONTHS ENDED
                                                          SEPT. 30,
                                                      2000            1999
                                                --------------   -------------
                                                   (UNAUDITED)     (UNAUDITED)
Revenue                                         $       17,815   $         584
                                                --------------   -------------
Expenses:
    Cost of revenue                                     19,515           4,259
    Selling, general and administrative                  8,667           3,197
    Depreciation                                         3,099           2,143
                                                --------------   -------------
      Total expenses                                    31,281           9,599
                                                --------------   -------------
Net operating loss                                     (13,466)         (9,015)
Interest expense                                       (10,434)         (9,987)
Interest income                                          1,801           3,319
Other                                                      (15)           (244)
                                                --------------   -------------
      Net loss                                  $      (22,114)  $     (15,927)
                                                ==============   =============

Other Data:
    EBITDA                                      $      (10,367)  $      (6,871)
                                                ==============   =============



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                        PATHNET TELECOMMUNICATIONS, INC.
                           CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT STATISTICAL DATA)

                                                                           SEPT. 30,            DEC. 31,
                                                                             2000                 1999
                                                                        --------------       -------------
                                                                          (UNAUDITED)
                                         ASSETS
Cash and cash equivalents                                               $       66,793       $      90,662
Marketable securities available for sale, at market                              5,128              42,652
Other current assets                                                            14,410               2,486
                                                                        --------------       -------------
     Total current assets                                                       86,331             135,800
Property and equipment, net                                                    256,950             131,928
Intangible assets                                                              185,923                  --
Restricted cash and marketable securities available for sale, at market         12,353              22,010
Pledged marketable securities held to maturity                                  20,966              20,797
Other assets                                                                    18,753              10,001
                                                                        --------------       -------------
       Total assets                                                     $     581,276        $     320,536
                                                                        ==============       =============
                           LIABILITIES, MANDATORILY REDEEMABLE
                   PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Total current liabilities                                                       78,859              30,588
Bonds payable, net of unamortized bond discount of $3,071 and $3,378           346,929             346,622
Other non-current liabilities                                                   24,545               3,093
Total mandatorily redeemable preferred stock                                    62,912              35,970
Total stockholders' equity (deficit)                                            68,030             (95,737)
                                                                        --------------       -------------
       Total liabilities, mandatorily redeemable preferred stock and
       stockholders' equity (deficit)                                   $     581,276        $     320,536
                                                                        ==============       =============


Selected statistical data:
       Route miles complete                                                      7,700               6,800
       Route miles under construction and swap commitment                        1,900                 700
       Collocations                                                                106                  40




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